Exhibit 99.1

Therapix Biosciences Provides Update on Planned Merger With Destiny Biosciences Global Corp.

TEL AVIV, Israel, Oct. 10, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. ("Therapix" or the "Company") (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today an update on its planned merger with Destiny Biosciences Global Corp. ("Destiny").

On July 23, 2019, Therapix announced the signing of a Letter of Intent for a proposed merger with Destiny. If completed, the transaction will create a combined company that focuses on Therapix's proprietary IP and related technology, and assets pertaining to all clinical stage pharmaceutical applications and Destiny's genomics-based breeding techniques and development capabilities.

The Company previously stated that it expects to execute a definitive agreement pertaining to the merger during the third quarter of 2019. According to the Letter of Intent, the parties agreed to allow until October 31, 2019 to complete the definitive agreement before abandoning the transaction. The Company's Board of Directors is willing to provide Destiny with additional time to complete its due diligence process. In addition, Destiny has retained an investment bank to carry out a relative valuation analysis of both companies to assist the Destiny Board of Directors in connection with the merger. Destiny informed the Company that the valuations are being completed, but initial draft results of the valuations support the transaction and the relative pricing.

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses executing a definitive merger agreement on or before October 31, 2019, that valuations support the transaction and the relative pricing, and completing a transaction with Destiny. A definitive merger agreement may or may not be executed on or before October 31, 2019 and, if executed, the merger will be subject to conditions before it can be completed. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com